Exhibit 99.1
Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV Inc. Announces Early Positive Results from Phase 2 Clinical Trial of Lead Candidate DPX-Survivac in Combination with Merck’s Keytruda® in Patients with DLBCL

Tumor Regressions Observed in Two of First Four Evaluable Patients, Including One Partial Response at First CT Scan

Dartmouth, Nova Scotia; September 18, 2018 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical stage immuno-oncology corporation, today announced details of the initial data from an ongoing investigator-sponsored Phase 2 clinical trial. In the study, investigators are evaluating IMV’s lead candidate, DPX-Survivac, in combination with low dose cyclophosphamide and Merck’s checkpoint inhibitor Keytruda® (pembrolizumab), in patients with persistent or recurrent/refractory diffuse large B-cell lymphoma (DLBCL).

The preliminary data included assessment of safety and clinical activity (based on modified Cheson criteriai) for the first four evaluable patients who have completed their first CT scan after the start of treatment. The data showed that:

  Two of the first four evaluable participants showed tumor regressions at the first on- treatment CT scan.

o	The first enrolled participant demonstrated a tumor regression of 48% at first on- treatment scan;

o	The second participant demonstrated a partial response (PR) via a tumor regression of 66% at first on-treatment scan.

  Preliminary data from the third participant demonstrated stable disease.

  The other participant had early disease progression less than two months following treatment initiation and was discontinued from the study.

  The combination therapy appears to demonstrate an acceptable safety profile, with no serious adverse events reported to date.

“These data have provided IMV’s first clinical data for DPX-Survivac in combination with Merck’s Keytruda, and we are encouraged by these early signs of clinical activity in DLBCL,” said Frederic Ors, IMV’s Chief Executive Officer. “Our clinical results in ovarian cancer have consistently showed that our proprietary T cell technology has the capacity to generate regressions in solid tumors. One of IMV’s key objectives is to provide patients with more effective treatment options by expanding our clinical program to include other hard-to-treat cancer indications. While these data are preliminary, we are pleased to see the promising initial activity in a blood cancer, where checkpoints inhibitors alone have thus far shown modest anti-cancer activity.” ii

Primary Investigator Neil Berinstein, MD, Affiliate Scientist, Sunnybrook Research Institute, Professor of Medicine/Immunology, University of Toronto, is leading the non-randomized, open-label study. The trial is expected to enroll 25 evaluable participants whose DLBCL expresses survivin, a tumor antigen expressed in approximately 60 percent of DLBCL patients.

Sunnybrook Health Sciences Centre clinicians have, to date, enrolled four patients. Investigators have also started screening and recruiting patients at two additional sites: Ottawa Hospital Research Institute and the Research Institute of the McGill University Health Centre.

The study’s primary endpoint is to document the objective response rate. Secondary objectives include measuring tumor regression, and documenting the toxicity profile and durations of response. In addition, researchers will perform analyses to assess circulating antigen specific immune responses and changes in tumor-infiltrating T cell immune responses within the tumor microenvironment. Investigators also plan to assess potential biomarkers of immune and clinical response.

IMV announced initiation of patient dosing for this trial earlier this year. This trial is supported in part by a research grant from the Investigator-Initiated Studies Program of Merck Canada Inc. and IMV.

This trial is one of the two Phase 2 studies evaluating the anti-cancer activity of IMV’s lead candidate, DPX Survivac, in combination with Merck’s pembrolizumab and low dose cyclophosphamide. The other ongoing trial is evaluating the triple combination immunotherapy in patients with advanced ovarian cancer.

About DPX-Survivac

DPX-Survivac is the lead candidate in IMV’s new class of immunotherapies that programs targeted T cells in vivo. It has demonstrated the potential for industry-leading targeted, persistent, and durable T cell activation. IMV believes this MOA is key to generating durable solid tumor regressions. DPX-Survivac consists of survivin-based peptide antigens formulated in IMV’s proprietary DPX drug development platform. DPX-Survivac is believed to work by eliciting a cytotoxic T cell immune response against cells presenting survivin peptides.

Survivin, recognized by the National Cancer Institute (NCI) as a promising tumor-associated antigen, is broadly over-expressed in most cancer types, and plays an essential role in antagonizing cell death, supporting tumor-associated angiogenesis, and promoting resistance to anti-cancer therapies. IMV has identified over 15 cancer indications in which the over-expression of survivin can be targeted by DPX-Survivac.

DPX-Survivac has received Fast Track designation from the U.S. Food and Drug Administration (FDA) as maintenance therapy in advanced ovarian cancer, as well as orphan drug designation status from the U.S. FDA and the European Medicines Agency (EMA) in the ovarian cancer indication. It is currently being evaluated in multiple Phase 1b/2 clinical trials.

About IMV

IMV Inc., formerly Immunovaccine Inc., is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a combination therapy in multiple clinical studies with Incyte and Merck. Connect at www.imv-inc.com.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

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Contacts for IMV:
MEDIA
Mike Beyer, Sam Brown Inc.
T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS
Pierre Labbé, Chief Financial Officer
T: (902) 492-1819 E: info@imv-inc.com

Patti Bank, Managing Director, Westwicke Partners
O: (415) 513-1284
T: (415) 515-4572 E: patti.bank@westwicke.com

[i] Cheson, B.D.,, Pfistner, B., Juweid, M.E., Gascoyne, R.D., Specht, L., Horning, S.J.,... and Diehl, V. (2007).
Revised Response Criteria for Malignant Lymphoma. Journal of Clinical Oncology, 25(5) DOI:
10.1200/JCO .2006.09.2403
ii http://clinicaltrials.gov/ct2/show/results/NCT02038933?sect=X70156&view=results#outcome1